Organigram Announces the Issuance of RSU Awards

MONCTON /August 31, 2018/CNW/- Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of medical marijuana, today announced the grant of restricted share units (“RSUs”) to certain officers, directors and employees of the Company.

Pursuant to the terms of the Equity Incentive Plan (the “Plan”) of the Company as approved by shareholders at the Annual and Special Meeting of the Shareholders held December 19, 2017, 145,201 RSUs were today awarded to officers, directors and employees pursuant to the Company's Plan. The RSUs shall vest in three equal tranches, on August 31, 2019, August 31, 2010 and August 31, 2011, unless otherwise varied pursuant to the terms of the Plan.

The issuance of the RSUs are subject to all required approvals, including, if applicable, the approval to the TSX Venture Exchange.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics and Trailer Park Buds. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca
(416) 661-0947

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232-0121